15046153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section FEB 26 2015 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/14 and ending 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bolton Securities Corporation

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
579 Main Street
(No. and Street)

Bolton	MA	01740
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Eugene Hayes (978) 779-6947
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Eugene Hayes**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Bolton Securities Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

SAMANTHA GARCEAU
Notary Public
Massachusetts
Commission Expires Jul 2, 2015

Eugene Hayes
Signature

Chief Financial Officer
Title

Samantha Garceau
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOLTON SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

BOLTON SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Bolton Securities Corporation

We have audited the accompanying statement of financial condition of Bolton Securities Corporation (the Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bolton Securities Corporation as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

The statement of financial condition of Bolton Securities Corporation as of December 31, 2013, was audited by other auditors whose report dated February 19, 2014, expressed an unmodified opinion on this statement.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 19, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

BOLTON SECURITIES CORPORATION

INDEX

BOLTON SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2014 and 2013

	2014	2013
Assets:		
Current Assets:		
Cash and cash equivalents	$ 709,586	$ 344,187
Receivables from others	1,000	7,168
Note receivable	33,333	33,333
Deferred charges	7,038	7,811
Total Current Assets	750,957	392,499
Note receivable - non-current	22,223	55,556
Cash - clearing deposit	50,000	50,000
Total Assets	$ 823,180	$ 498,055
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 40,733	$ 33,381
Accounts payable - related party	35,609	8,669
Commissions payable - registered investment advisors	361,689	150,268
Total Current Liabilities	438,031	192,318
Stockholder's Equity:		
Common stock, $.01; 3,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid-in capital	28,920	28,920
Retained earnings	356,228	276,816
Total Stockholder's Equity	385,149	305,737
Total Liabilities and Stockholder's Equity	$ 823,180	$ 498,055

The accompanying notes are an integral part of this financial statement.

Note 1. Nature of Business, Summary of Significant Accounting Policies

NATURE OF BUSINESS

Bolton Securities Corporation (the Company) is located in Bolton, Massachusetts. The Company is a registered broker-dealer in securities, and conducts business on a fully-disclosed basis over a nation-wide network of registered investment advisors. The Company, through its registered investment advisors, offers investment advice to its investment clients. The Company is registered with the Securities and Exchange Commission (SEC), an introducing broker subject to the rules of the Commodity Futures Trading Commission (CFTC), and is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and the Securities Investors Protection Corporation (SIPC).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Fee-Based Revenues, Commodity Transactions

Fee-based revenues primarily consist of portfolio service fees that are derived from accounts that charge an annual fee based on net asset value (generally billed quarterly in advance based on prior quarter asset values). The Company did not engage in any commodity transactions in 2014 or 2013.

Allowance for Doubtful Accounts

Management believes that all receivables are fully collectible; thus, an allowance for doubtful accounts is not considered necessary at December 31, 2014 or December 31, 2013.

Fair Value Measurement – Assets and Liabilities

Certain of the Company's assets and liabilities, including cash and cash equivalents, accounts receivable from clearing brokers and others, accounts and commissions payable, and other accrued taxes and expenses, are recorded at amounts that approximate fair value because they are short-term in nature.

Note 1. Summary of Significant Accounting Policies - continued

Concentration of Credit Risk

At times, certain bank account balances may exceed Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts.

Management Fees

The Company pays monthly management fees to Bolton Capital Group, Inc., a related corporation, under a management contract (See Related Party Transactions, Note 4). The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred in connection with the Company's broker/dealer business.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily due to differences between the bases of certain assets and liabilities for financial and tax reporting. The Company provides for income taxes based upon pre-tax earnings at applicable federal and state corporate income tax rates. Thus, current income taxes are provided for on taxable income. There were not any significant differences in the timing of recognition of transactions for financial and income tax reporting purposes for the years ended December 31, 2014 and 2013.

Uncertainty in Income Taxes

Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At December 31, 2014, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. The Company files tax returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the tax authorities for a period of three years after filing. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2011.

Note 1. Summary of Significant Accounting Policies - continued

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 2. Cash – Clearing Deposit

This amount represents a clearing deposit required by its clearing brokerage firm, RBC Capital Markets Corporation (RBC Capital). Interest earned on such deposits can be drawn upon by the Company.

Note 3. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The Company is also subject to the net capital requirements of CFTC Regulation 1.17. The Company, at December 31, 2014 and December 31, 2013, had net capital of $319,554 and $199,067, respectively, which was $269,554 and $149,067, respectively, in excess of its required net capital.

Note 4. Related Party Transactions

The Company incurred approximately $91,450 and $77,146, respectively in commission expenses during 2014 and 2013 to a related party.

Beginning January 1, 2011, the Company shared facilities and operational resources with Bolton Capital Group, Inc., a related entity. Supervisory and overhead costs incurred under this arrangement totaled $1,311,337 and $842,909 for the years ended December 31, 2014 and 2013, respectively. The Company currently leases office space, used as its main headquarters, as a tenant at-will from a related entity. The lease was terminated effective February 28, 2014. Rent expense was $4,000 and $24,000 for the years ended December 31, 2014 and 2013, respectively. Effective March 1, 2014, Bolton Capital Group, Inc. rented this office on behalf of the Company. The Company incurred this expense as part of the management fees noted above.

Note 5. Income Taxes

The components of income tax expense, for the years ended December 31, 2014 and 2013, are as follows:

	2014	2013
Federal	$ 29,274	$ 3,200
Federal refund	-0-	(15,566)
State	10,103	588
Income tax provision (benefit)	$ 39,377	$ (11,778)

Note 6. Economic Dependency

As part of its relationship with a related party, the Company introduces and clears approximately 70% of its accounts through Pershing, LLC. The Company additionally clears transactions through RBC Capital.

Note 7. Focus (Form X-17A-5) Report

A copy of the Company's most recent, annually audited Focus Form X-17A-5 Report (December 31, 2014) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 8. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), as an introducing broker-dealer who clears all transactions for customers on a fully disclosed basis with a clearing broker-dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker-dealer.

Note 9. Business Concentrations

The Company had approximately 56 and 48 registered investment advisor affiliations during 2014 and 2013, respectively. Six of those advisors were responsible for approximately 54% and 51% of the Company's commission expense volume during the years ended December 31, 2014 and 2013, respectively.

Note 10. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, guarantees, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. There were no matters in 2014 or 2013, that required the Company to record or disclose such a liability in the financial statements.

Note 11. Subsequent Events

Management has evaluated subsequent events through February 19, 2015, the date that the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.